*Confidential information has been omitted and filed separately with the Securities and Exchange Commission (the "Commission") as part of an application for confidential treatment pursuant to the Freedom of Information Act (5 U.S.C. §552(b)) and Rule 83 of the Regulations of the Commission (17 C.F.R. §200.83).

November 23, 2011

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EDGAR SUBMISSION

Re:           Brown-Forman Corporation
Form 10-K for Fiscal Year Ended April 30, 2011
Filed June 27, 2011; File No. 002-26821

Dear Ms. Jenkins,

We have reviewed your letter dated October 26, 2011 (the “Additional Comment Letter”), and respond as follows to your comments and requests for additional information.

Form 10-K for Fiscal Year Ended April 30, 2011

Management’s Discussion and Analysis, page 29

Staff Comment No. 1:  We note your response to prior comment one in our letter dated August 24, 2011 regarding your cost of sales discussion in results of operations. We note that you highlight several factors such as increased materials costs and fuel expenses. Please provide further analysis of material trends and if there is a shift in the relationship between costs and revenues. Also, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. See Item 303(A)(3)(ii) of Regulation S-K.

Registrant Response No 1:  In future filings, we will expand our discussion of cost of sales to include an analysis of any significant trends in material costs and shift in the relationship between costs and revenues.  We will also quantify the extent to which each major driver of the change in cost of sales contributed to the overall change in costs of sales.  For example, the MD&A in our Form 10-Q for the period ended July 31, 2011, would be enhanced to include the following:

Cost of sales for the three months ended July 31, 2011 was $217.5 million, an increase of $26.9 million or 14%, compared to the same period a year ago.  Cost of sales was hurt $5.7 million by a weaker dollar.  Growth in sales volume, higher input costs, including corn and glass, and an increase in the cost of fuel also contributed to the growth in cost of sales for the three month period.  In the aggregate, we expect these input costs to increase at similar rates over the balance of the fiscal year.  Additionally, the transition services agreement with the buyer of Fetzer Vineyards (which included Fetzer winery, bottling facility and vineyards, as well as the Fetzer brand and other Hopland, California based wines) resulted in higher costs compared to the same period last year.  This trend is expected to end with the expiration of the agreement on December 31, 2011.  The following table highlights the major increases in costs for the first quarter:

Cost changes versus prior period
Volume	7%
Foreign exchange	3%
Cost increases	2%
Hopland-based wine business	2%
Reported change in cost of sales	14%

Notes to Consolidated Financial Statements, page 54

16. Segment Information, page 67

Registrant Introductory Comment:

After reviewing the questions raised in the SEC’s Additional Comment Letter, Brown-Forman continues to maintain that our CODM views and manages the business of the Company as a single operating segment, “Beverages.”  Before we address each of the Commission’s questions, we begin with a high level overview of how the Company’s CODM, Paul C. Varga, Company Chairman and Chief Executive Officer, assesses performance and allocates resources.  The Company has a complex and dynamically changing business that offers a multitude of branded products in 135 countries. To artificially establish and report a brand or geography-based segment structure, we believe, would not be representative of the holistic way Brown-Forman management assesses performance of the Company’s business and makes decisions about allocating resources.

We would be pleased to facilitate a meeting between the SEC and our CODM so that our CODM can speak with you about the integrated way in which he manages the Company’s Beverages segment, including how he assesses performance and allocates resources. Please let us know if you would be willing to entertain such a meeting.

Chief Operating Decision Maker.  As discussed in our September 22, 2011 response (“First Response”), Brown-Forman’s CODM is our Company Chairman and Chief Executive Officer, Paul C. Varga.  As a result of his 25-year career at the Company, the CODM has a breadth and depth of knowledge of all aspects of the Company’s business that he uses to manage the Company holistically, as one beverage business.  In addition, unlike most public companies, Brown-Forman is controlled by an engaged group of family stockholders with a long-term ownership perspective.  This further compels our CODM to manage a complex portfolio of functions, brands and geographies as an integrated whole to create and maintain sustainable long-term value for the Company’s stockholders.

Centralized Organizational Structure.  The CODM has organized his leadership team to reflect the integrated way in which he manages the business.  Each of the CODM’s direct reports is responsible for a specific function (e.g., production, marketing, sales, HR, strategy, legal, finance) for the entire Beverages segment, and no individual with dedicated brand or geographic responsibility reports to the CODM.

Further, as described in our First Response, incentive compensation for Company executives is driven by Company-wide operating performance and total shareholder return.

How the CODM Assesses Performance.  To assess Company performance, the CODM focuses on the Company’s consolidated growth in net sales and underlying operating income, both on a stand-alone basis and versus our competitors.  In doing so, he regularly reviews and relies upon the following information (descriptions and examples of which were provided with our First Response):

•	[_____________________]*.
•	Third party syndicated data such as Neilsen, NABCA, IRI, etc. to identify and explain consumer take-away trends.

How the CODM Allocates Resources.  To make resource allocation decisions, our CODM determines a target level of consolidated underlying net sales and operating income growth for the upcoming fiscal year.  This determination is made for the Company as a whole, from the top down (i.e., the target growth rate is not built-up based on functional, regional, or brand team projections).  The CODM reviews the following information to determine the growth target: the Company’s historic and projected financial performance on an underlying consolidated basis, our competitors’ historic and projected financial performance, a variety of publicly available or third party syndicated data (e.g., Neilsen, NABCA and IRI) to identify and assess trends in consumer consumption of alcoholic beverages in various markets around the globe, and macroeconomic factors – both globally and in the various markets in which we compete – such as GDP growth, unemployment, inflation and disposable income levels.  The CODM makes resource allocation decisions to enable the Company as a whole to achieve the consolidated underlying operating income growth target.  With a focus on maximizing growth opportunities, while weighing and balancing each decision at a holistic level and with a long-term view, the CODM decides among the following uses of resources across the Beverages segment:

•	investment behind our brands and markets;
•	investment behind our route-to-consumer;
•	investment behind our people, processes and systems;
•	investment in working capital and capital projects;
•	returns to our stockholders through dividends and share repurchases; and
•	cash for contingencies and potential acquisitions.

One Operating Segment.

As the Financial Accounting Standards Board has noted, the goal of segment reporting, when applicable, is to provide users of the financial statements with the opportunity to see the entity from management's vantage point.  Under the ASC 280-10-50-1 definition of “operating segment”, a required characteristic is that the CODM review regularly the operating results of the business component in question to assess the performance of the individual component and make decisions about resources to be allocated to the component.  There is no individual component of our business for which we prepare operating results that our CODM reviews regularly to assess component performance or allocate resources.

In summary, based on the foregoing and in accordance with ASC 280, the Company believes it has appropriately concluded that it operates its business as a single operating segment.  We will continue to monitor and review the growth of the Company to assess whether any organizational and/or operational changes require us to report additional segment(s).

Staff Comment No. 2:  We note your response to prior comment four that you do not have discrete financial information by brand and geography as you do not allocate selling and other expenses to this level.  However, we note that your CODM receives numerous reports on trends in underlying brand profit growth analyzed by brand and by geography.  For example, see pages 19-20 of your response.  Underlying brand profit appears to reflect management’s internal reporting measure of assessing performance.  We note that segment profit measures are not required to have all the adjustments and allocations as a GAAP income statement but may be defined using a management approach.  Management defined segment profit measure should be disclosed with a reconciliation to the consolidated financial statements. Please discuss how you considered this measure to be a segment profit measure used by your CODM to analyze profit trends by brand and geography. Please explain how you concluded that you do not have discrete financial information when you have brand profit reports by geography and brand.  Refer to ASC 280-10-50-27 and ASC 280-10-55-9.

Registrant Response No. 2:  Our CODM does not use underlying brand profit as an internal reporting measure to assess the Company’s performance.  Our CODM uses the Company’s consolidated operating results to assess Company performance. The key financial measures that he reviews to assess performance are the Company’s overall growth rate in underlying net sales and underlying operating income.  These financial measures are the ones that the Company reports publicly each quarter and reconciles to GAAP.

On a non-routine basis our CODM reviews financial and non-financial information related to a particular brand or country to: identify consumer and brand trends (e.g., Jack Daniel’s consumer take-away trends in France reflecting a strong whiskey category in that market); explain an unexpected change in a depletion or net sales trend, usually for a particular brand, market, or brand-market combination (e.g., higher than expected inventory levels in Russia due to regulatory issues); explore a market opportunity (e.g., how would lowering the shelf price of el Jimador in California affect the brand’s sales in that market?); or assess the Company’s diversification, or dependence upon any particular brand or market (e.g., Jack Daniel’s or the U.S.).  This information also provides explanatory “color” to the Company’s consolidated operating results and to the high level brand and geographic trend data (not operating results) the Company provides its analysts and stockholders in its quarterly earnings releases and conference calls (see Response No. 5 to this letter).  The particular brand or country data reviewed by our CODM varies from period to period based on what results or trends our CODM determines warrant investigation.

As discussed in our First Response, the Company does not prepare full financial statements for any brand or geographic region. The Company prepares a full set of financial statements, including balance sheet, cash flow statements and P&L, only for the Company as a whole, on a consolidated basis.  We agree that the creation of stand-alone, GAAP financial statements (or a compilation of performance measures including all allocations and adjustments required by GAAP) for a particular business component is not required.  Regardless of whether any component data we prepare constitutes “discrete financial information”, our CODM does not regularly review this information to assess performance of the component and make resource allocation decisions.

Staff Comment No. 3:  We note from your response that your CODM allocates resources based on your Brand Market Units (“BMU”) model which is a strategic operations tool.  However, you also state that your CODM is analyzing the gross profitability of your business by major brand and market combination to make resource allocation decisions.  We also note that your CODM is regularly receiving the performance of major BMUs brand profit performance by geographic markets and brands on pages 41-44 of your response.  Please explain and differentiate how a BMU analysis is different than an analysis of profitability by brand and geographic level.   Please discuss how often your CODM is reviewing the gross profitability of the major BMUs and the level of detail he is provided for the major BMUs.

Registrant Response:  Our BMU analysis differs fundamentally from an analysis of profitability by brand or geography.  The BMU model is not used in any way in the production of our monthly financial statements.  The BMU model is a very granular operational tool used for resource allocation purposes, and only as an indicator for allocation decisions related to investments behind our brands and markets for the upcoming fiscal year.  While our BMU model combines elements of brand and geography, the allocation of resources to BMUs considers not only BMU historical and projected growth rates, but also, and importantly, non-quantitative factors such as demographic and macro-economic data related to the particular BMU.  Our BMU analysis also considers the BMUs historical and projected responsiveness to advertising investment.  Our CODM typically reviews no portion of the BMU modeling input but instead reviews only the final results, which identify the BMUs that present the maximum growth opportunities.  He then compares the BMU opportunities identified in the model output with the other uses of resources (investment behind our people, processes and systems; investment behind our route-to-consumer; investment in working capital and capital projects; returns to our stockholders through dividends and share repurchases; and cash for contingencies and potential acquisitions), weighing and balancing each decision at a holistic level and with a long-term view. Our CODM makes resource allocation decisions to enable the Company as a whole to achieve a consolidated underlying operating income growth target.

Our CODM does not regularly review the gross profitability of our major BMUs. [_____________________]*.

Staff Comment No. 4:  Please describe to us the entire process of how resources are allocated and discuss if capital spending budgets are prepared for each region (North America, South America, Middle East, Australia/New Zealand, Europe and Asia).  Please discuss the approval steps, the roles of the CODM and regional executives and the points of communications between the CODM and the regional executives.

Registrant Response:  The process of allocating resources begins with our CODM’s determination of a target level of consolidated underlying net sales and operating income growth for the upcoming fiscal year.  This determination is made for the Company as a whole, from the top down (i.e., the target growth rate is not built-up based on functional, regional, or brand team projections).  The information the CODM reviews to determine the growth targets includes:

•	the Company’s historic and projected financial performance on an underlying consolidated basis;
•
our competitors’ historic and projected financial performance, a variety of publicly available data (e.g., Neilsen, NABCA and IRI) to identify and assess trends in consumer consumption of alcoholic beverages in various markets around the globe; and

•	macroeconomic factors – both globally and in the various markets in which we compete – such as GDP growth, unemployment, inflation and disposable income levels.

The CODM makes resource allocation decisions to enable the Company as a whole to achieve the consolidated underlying operating income growth target.

The CODM evaluates investment priorities across the Beverages segment, typically by function.  The “buckets” into which our resources are allocated include:  investment behind our brands and markets; investment behind our route-to-consumer; investment behind our people, processes and systems; investment in working capital and capital projects; returns to our stockholders through dividends and share repurchases; and cash for contingencies and potential acquisitions.

Investments behind our brands and markets is largely influenced by the BMU model described in Response No. 3 to this letter above.  Route-to-consumer investments are weighed, evaluated, and ultimately approved by our CODM on a case by case basis.

The Company does not prepare capital spending budgets according to geographic regions. [_____________________]*.

Based on estimates from our Chief Production Officer, Chief Information Officer, and from individual offices other than our corporate headquarters, as applicable, our CODM determines an overall amount for Company-wide capital expenditures for the fiscal year, which becomes the capital budget total for the year.  Whether included in the budget or not, all capital requests must go through our Capital Appropriations Process, which requires each request to undergo a rigorous evaluation process. Thus, the inclusion of a project or item in the capital budget does not assure that it will be funded.  Projects over $1 million must receive approval from the Executive Leadership Team, projects up to $5 million must receive approval from our Chief Financial Officer, and expenditures that exceed $5 million must be approved by our CODM.

For returns of capital to our stockholders (dividends and share repurchases), as well as the amount of cash to retain for contingencies and potential acquisitions, the CODM interacts with the Chief Financial Officer, who ultimately oversees Finance, Treasury, Tax, and Corporate Development Related initiatives.

Interactions with regional managers (Managing Directors) are not a part of the CODM’s resource allocation decision making process.

Staff Comment No. 5:  We note your response to comment four that you do not prepare detailed financial statements that would reveal the profitability of the Company’s brands and/or geographic regions. However, we also note that your CODM discussed the net sale growth of your international business with developed market and emerging markets in your fourth quarter earning conference call.  In addition, your CODM specifically commented “we were pleased that every one of our geographic regions grew their underlying operating income over the three years.”  Therefore, it appears that your CODM does receive profitability information by geography.  Please provide us with a copy of reports that your CODM uses to prepare for such earnings calls.

Registrant Response:  The Company has provided to the staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) the materials reviewed by our CODM to prepare for our 2011 fourth quarter earnings call, which is a set of anticipated questions from analysts or stockholders and prepared responses. [_____________________]*. In preparation for earnings calls our CODM also reviews the reports discussed in our response to Staff Comment No. 7.

Our CODM’s remark in the fiscal 2011 fourth quarter earnings call about regional operating income growth was offered to provide our stockholders and analysts comparative insight into the Company’s performance in the market groups that some of our major competitors use to describe their business (e.g., the U.S., other developed markets, and emerging markets).  The information supporting the statement was compiled to verify the statement’s accuracy – the statement was not based on existing, regularly created or reported financial information.

Staff Comment No. 6:  We note in your 2011 annual report that your executive leadership team includes an executive position of “senior vice president and president, North America Region”. Please explain the nature of the role of this position and tell us who this position reports to. In addition, tell us if you have executives who manage other regions, such as South America, Middle East, Australia/New Zealand, Europe and Asia as noted from your website and their relevant ranks to your CODM and how financial information flows from these regions to your CODM.

Registrant Response:  Our current Executive Leadership Team includes Michael Keyes as Senior Vice President, North America Region (U.S./Canada). As Senior Vice President, North America Region, Mr. Keys is responsible for the execution of corporate strategy developed by our centralized Executive Leadership Team, as it relates to all of our products in North America.  [_____________________]*.

Staff Comment No. 7:  We note your response to prior comment six on segment reporting and the information your CODM regularly reviews.  We note that you included supplemental materials of reports to Board of Directors dated July 2011 and April 2011.  Please clarify whether your CODM receives and reviews some other reports to assess performance or if the report to Board of Directors is used for this purpose.

Registrant Response:

To assess performance, our CODM reviews the consolidated financial information that is included in the monthly Board Finance Reports, along with third party consumer take-away data such as Neilsen, NABCA, IRI, etc. There are no other reports regarding Brown-Forman’s financial performance that our CODM regularly receives and reviews to assess performance.

In conclusion, the delineation of segments is based on the management approach -- determined by the way a company's CODM organizes the entity's operations for assessing performance and allocating resources.  At Brown-Forman, our CODM organizes our operations for assessing performance and making resource allocation decisions on an integrated basis, viewing the Company as one beverage business.

With respect to the filing mentioned in your Additional Comment Letter we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, I can be reached via telephone at (502) 774-7165 or via email at Jane_Morreau@b-f.com.

Sincerely,

/s/ Jane C. Morreau

Jane C. Morreau
Senior Vice President,
Director Finance Management,
Accounting and Technology

cc:           Matthew E. Hamel
Robert J. Guido, Engagement Partner, PricewaterhouseCoopers LLP